To announce that the board of directors approves the rezoning of 16 pieces of land in Kaohsiung Date of events: 2013/10/31 Contents:

1.	Date of occurrence of the event:2013/10/31

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: The 16 pieces of land in Kaohsiung will be rezoned from public facility district to specific telecom district in accordance of urban planning law. The company will donate 795 P’ing of land (in equivalent of NT$68 million) and NT$241 million to Kaohsiung City Government in accordance of regulation.

8.	Countermeasures: N.A.

9.	Any other matters that need to be specified: None.